UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 21, 2022, Global Blue Group Holding AG (the “Company”), and Jacques Stern entered into the second amendment of the employment agreement dated August 31, 2020, as amended on February 24, 2022 (the “First Amendment of the Employment Agreement”), making certain amendments to Jacques Stern’s share-based compensation as the Company’s Chief Executive Officer (the “Second Amendment of the Employment Agreement”). The Second Amendment of the Employment Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (No. 333-259200 and 333-267850) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2022
GLOBAL BLUE GROUP HOLDING AG

By:     /s/ Jacques Stern

Name:     Jacques Stern
Title:     Chief Executive Officer

EXHIBIT INDEX

Exhibit number	Description
10.1	Second Deed of Amendment to Employment Agreement dated October 21, 2022, between Jacques Stern and Global Blue SA